Exhibit (a)(1)(E)

October 4, 2005

To the Holders of Motient Series A Preferred Stock:

On September 27, 2005, Motient initiated an offer to exchange its outstanding Series A Preferred Stock for Series B Preferred Stock.  Since that time, we’ve received several questions from the holders of the Series A Preferred Stock that we wanted to address.  You should, of course, read all the exchange offer documents we have sent to you and filed with the SEC in their entirety, but we hope that we can clear up a few things about the exchange offer, and about what happens to the preferred stock if we close the acquisition of MSV and TerreStar interests that we announced last week.

Question:  Why is Motient undertaking this exchange offer?

Answer:  We are undertaking the exchange offer to (i) clear up any confusion about the voting rights of the preferred stock, and (ii) to make sure that we are able to register the shares of common stock underlying the preferred stock.

As discussed more fully in the exchange offer materials that we sent to you, the shares of Series A Preferred were issued with limited voting rights due to regulatory constraints for some of the investors. However, there is some confusion now over whether those voting rights are technically in compliance with our certificate of incorporation, so we may not be able to get the accounting consents needed to register the common stock underlying your Series A Preferred.  The Series B Preferred will not be subject to this confusion.  By exchanging the Series A for the Series B we should be able to obtain the accounting consents necessary to register your resale of Motient common shares issuable upon conversion of the Series B Preferred.

Question:  I heard that there is some litigation related to the preferred stock.  Can you tell me about it?

Answer:  One group of purchasers of the Series A Preferred (all related to Highland Capital Management) has filed a lawsuit against Motient challenging the validity of the Series A Preferred and seeking rescission of their purchase on the basis of the confusion over the voting rights.  As we’ve said publicly, we don’t think this lawsuit has any merit, and are in the process of defending against it.  This exchange offer helps to mitigate the confusion and uncertainty caused by the voting rights issue and, again, enables Motient to register the resale of your shares of common stock issuable upon conversion of your preferred stock if you exchange.

Question:  Are there any differences between the Series A and the Series B preferred?

Answer:  Yes.  The Series B has greater voting rights that the Series A.  The Series A Preferred is entitled to elect only two directors in certain cases - for instance, if Motient misses two dividend payments in a row.  The holders of the Series B Preferred would have the power to elect a majority of the board in cases like these, no matter how large the board was.

Question:  What happens to the preferred stock if the proposed transaction to acquire MSV and TerreStar is completed?

300 KNIGHTSBRIDGE PARKWAY
LINCOLNSHIRE, ILLINOIS 60069-3625
PHONE 847.478.4200
FAX 847.478.4810

Answer:  Based on the proposed terms of these transactions, none of the terms of the Series A or Series B Preferred Stock, such as the conversion price or the dividend payment, would change, nor would the holders of the preferred be entitled to vote on or have the right to consent to the transaction.

If Motient decides to spin-off TerreStar after it acquires MSV and TerreStar, Motient anticipates that it would retain a sufficient number of shares of TerreStar so that, if you convert your preferred stock after TerreStar has been spun-off, you will get shares of both Motient common stock and TerreStar common stock as if you had converted your preferred stock right before the spin-off of TerreStar.  This treatment is contemplated under the certificate of designations, which requires Motient to “make appropriate provisions” to ensure that, upon conversion of the preferred stock after a reorganization like the proposed spin-off, the holders get the same thing they would have gotten had they converted before the reorganization.  This would be the only “adjustment” to the conversion price of the preferred stock resulting from the spin-off.  In addition, the acquisition of MSV and TerreStar would not be a “change of control” as defined in Section 8 of the certificate of designations for the Series A and Series B Preferred Stock.  A consolidation or merger is only a “change of control” under the certificate of designations if persons who were beneficial owners before the transaction no longer own at least a majority of the voting power of Motient after the transaction.  Taking into account cross-ownership and ownership without voting power (e.g.; un-exercised warrants and options), the transaction is not a change of control.

It is important to keep in mind that with respect to this transaction, to date, we have only signed a non-binding term sheet.  We still need to negotiate the agreement with the involved parties and need to enter into binding documents, so, as with any non-binding agreement, the terms are subject to change.

Question:  How do I exchange my shares?

Answer:  The Company Notice that we mailed to you on September 27 has a full explanation of the process.  We recommend you read the Company Notice carefully to understand the procedures in detail.  However, we can tell you that in short, if you hold your Series A Preferred shares in street name, you should contact your broker to determine the appropriate process.  If you hold a physical certificate, you will need to send the certificate with a duly executed letter of transmittal to Computershare, our exchange agent.  If you have any questions on how to do this, you can contact Computershare at 800-311-5628.

While we are very limited in our ability to converse with you privately on the matters discussed here given the restrictions imposed on us by the federal securities laws, we hope that this answers some questions that may have been on your mind involving this transaction and your shares.  Please feel free to contact us with other questions or concerns.

Sincerely,

/s/ Christopher Downie

Christopher Downie
Executive Vice President and
Chief Operating Officer

300 KNIGHTSBRIDGE PARKWAY
LINCOLNSHIRE, ILLINOIS 60069-3625
PHONE 847.478.4200
FAX 847.478.4810